August 7, 2014
Via EDGAR
Office of the Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission (the “SEC”)
Attention: Larry Spirgel, Associate Chief Accountant

Re:    Liberty Global plc
Waiver Request
Form S-4 (File No. 333-197059)

Ladies and Gentlemen:
As discussed, please find attached as Exhibit A our request that the Staff waive the requirements of Rule 3-05 of Regulation S-X with regard to our proposed acquisition of Ziggo N.V.
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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at 303-220-6632 or Leo Stegman at 303-220-6690.

Sincerely,

/s/ Brian Zook
Brian Zook
Vice President, Accounting Policy

cc:    Liberty Global plc
Bernie Dvorak
Bryan Hall
Leo Stegman
John Winter

Baker Botts LLP
    Robert Murray

KPMG LLP
Jason Waldron

    SEC
Jill Davis
Kenya Gumbs
Robert Littlepage
Christina Chalk
Emily Drazan

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Exhibit A
July 31, 2014

VIA EMAIL

Office of the Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission (the “SEC”)
Attention: Jill Davis, Associate Chief Accountant

Re: Liberty Global plc
Waiver Request

Ladies and Gentlemen:

We are an international provider of video, broadband internet, fixed-line telephony and mobile services, with consolidated operations at June 30, 2014 in 14 countries. We reported consolidated revenue of $14.5 billion during 2013 and total assets of $67.7 billion at December 31, 2013.

At the end of March 2013, we began acquiring shares in Ziggo N.V. (“Ziggo”), a publicly traded company in the Netherlands, and by the end of July 2013 we had acquired over 57 million or 28.5% of Ziggo’s outstanding shares. Ziggo is a provider of video, broadband internet, fixed-line telephony and mobile services in the Netherlands. The acquisition of additional shares in July 2013 brought our ownership interest in Ziggo above 20%, at which point we determined that we exercised significant influence over Ziggo. Consistent with our general policy, we elected the fair value option of accounting for our investment in Ziggo. In January 2014, we announced that we had reached a conditional agreement with Ziggo on a tender offer pursuant to which we would acquire the remaining shares of Ziggo.

Due to a substantial increase in the Ziggo share price during 2013, the aggregate impact of gains resulting from changes in the fair value of, and dividends on, our Ziggo investment, as reported in our consolidated statement of operations for the year ended December 31, 2013, represented approximately 35% of our loss from continuing operations before income taxes, substantially decreasing this loss from what would otherwise have been reported.

Ziggo is considered a “foreign business” under Rule 1-02(l) of Regulation S-X.

On June 7, 2013, we acquired Virgin Media Inc. (“Virgin Media”). This acquisition significantly increased the size of our company. For example, as a result of this acquisition, our annual revenue increased by approximately 65% based on our and Virgin Media’s revenue for 2012 and our total assets increased by 69% based on the increase to the December 31, 2012 balance sheet reflected in the pro forma financial statements that were included in our Registration Statement on Form S-4 (Registration number 333-187100) that was declared effective on May 1, 2013 (the “Virgin Media Form S-4”).

Waiver Request

For reasons further elaborated below, we are writing to request that the Staff waive the requirements of Rule 3-05 of Regulation S-X (“Rule 3-05”) with regard to our acquisition of Ziggo. We have previously corresponded with the Staff on this issue in connection with the

Registration Statement on Form S-4 (Registration number 333-197059) that we have filed with the SEC to register the shares to be issued to the Ziggo shareholders in a cross-border tender offer. We are now formally requesting a waiver of the Rule 3-05 requirements with respect to our pending acquisition of Ziggo. In this regard we have attached our prior response letters to the Staff dated July 17, 2014 (the “Original Response Letter”) and July 24, 2014 (the “July 24, 2014 Letter”) as Appendices A and B, respectively, to this letter. As further described below and as discussed in our prior correspondence with the Staff, we believe that the acquisition of Ziggo is not significant to our company regardless of whether it is viewed from a pro forma or historical basis. The content of the below discussion is a slightly expanded version of our response to Comment 1 in the July 24, 2014 Letter.

Basis for Request

We read the guidance in Section 2025.3 of the Financial Reporting Manual (the “FRM”) to permit the use of a pro forma denominator in our circumstances. In particular, we relied on the following language:
“If the acquisition is made after reporting a “previous significant acquisition”
or disposition on Form 8-K or non-IPO registration statement that includes all information required by Form 8-K, the registrant may evaluate significance using registrant’s pro forma financial information rather than historical pre-
acquisition financial statements.”

As stated in the Original Response Letter, we measured the significance of 71.5% of Ziggo’s U.S. GAAP pre-tax income for the year ended December 31, 2013 relative to the pre-tax income attributable to our shareholders that was derived from our pro forma statement of operations for the year ended December 31, 2013, as filed on March 13, 2014 under Form 8-K. Details of this calculation, which resulted in a 17% significance level for Ziggo, are set forth in the Original Response Letter.
The aforementioned pro forma statement of operations, which gave pro forma effect to our June 7, 2013 acquisition of Virgin Media, was required to be filed in connection with a Registration Statement on Form S-3 that we filed on March 14, 2014 (the “Form S-3”). The Form S-3 was filed to satisfy contractual requirements to register shares issued in connection with our acquisition of noncontrolling interests in our primary Chilean subsidiaries. As such, we concluded that we were permitted to use pro forma amounts for Rule 3-05 significance tests because the Virgin Media acquisition qualified as a previous significant acquisition and because the pro forma statement of operations was required to be filed in connection with the filing of the Form S-3.
While we noted the language in Rule 3-05 with respect to the requirement that the previous significant acquisition occur within the same fiscal year (the “Same Fiscal Year Requirement”), we concluded that the interpretative guidance in Section 2025.3 of the FRM was included to clarify that pro forma denominators could be used in circumstances such as ours. We based this conclusion largely on the fact that the requirements mentioned in the above italicized language are already clearly stated within Rule 3-05 along with the Same Fiscal Year Requirement. Given that the Same Fiscal Year Requirement was not reiterated in Section 2025.3 of the FRM and the other requirements were reiterated, we believe it is reasonable to conclude that Section 2025.3 of the FRM is intended to permit the use of a pro forma denominator with respect to completed acquisitions for which historical and pro forma financial

         2

statements were required to be filed pursuant to the requirements of Rule 3-05, even when the acquisition occurs in the prior fiscal year.
This answer also makes sense to us from the perspective that we would be performing all three prongs of the Rule 3-05 significance tests using denominators that fully reflected the impact of the Virgin Media acquisition, which would not be the case if we used our 2013 historical statement of operations due to the fact that we did not acquire Virgin Media until June 7, 2013.
In addition, our interpretation of Section 2025.3 of the FRM also solves the incongruity that would have resulted from the requirement that we switch from (i) a Rule 3-05 denominator that was based on a 2012 pro forma statement of operations that included Virgin Media for all of 2012 (applicable during the 2013 period after we filed the Virgin Media Form S-4) to (ii) a Rule 3-05 denominator that included Virgin Media for just over half of 2013 (applicable to the period following February 13, 2014, when we filed our Annual Report on Form 10-K).
Given the large size of the Virgin Media acquisition, we believe that the use of a pro forma pre-tax income figure that includes Virgin Media is by far the most appropriate way to assess the true significance of Ziggo to our company.
For the reasons described above, we believe our interpretation of Section 2025.3 of the FRM is not only reasonable, but also results in an answer that makes sense relative to other measures of significance, as further discussed below.
If our historical pre-tax income is used as the basis for our pre-tax income denominator, we arrive at a 29% significance level for Ziggo. However, we believe there is a material anomaly in this calculation that arises from our use of the fair value method to account for our investment in Ziggo. As a result of the $661.3 million aggregate gain and dividend income that we recognized during 2013 through the application of the fair value method to our investment in Ziggo shares, our pre-tax income denominator was reduced by 52% from $1,277.4 million to $616.1 million. In other words, our pre-tax income denominator was materially reduced by gains and dividends on the stock of the company that we are testing for significance.
In our view, this anomaly should be removed to arrive at a more representative significance level. For example, if we had used the equity method of accounting for our investment in Ziggo during 2013, the pre-tax income significance test would fall from 29% to 15%. The result of this adjusted pre-tax income significance test is not only more consistent with the 7% result for the asset test and the 10% result for the investment test, but it is also consistent with the relative significance of Ziggo to our historical key performance indicators such as revenue, operating cash flow and subscribers, with the significance of Ziggo ranging from 10% to 13% of our corresponding revenue and operating cash flow for 2013 and our total subscribers as of December 31, 2013. It should also be noted that, if we adjusted for the aforementioned anomaly in our pro forma denominator, the pro forma pre-tax income significance of Ziggo would drop from 17% to 11%.
While we are aware that adjustments to the registrant’s pre-tax income generally are not permitted by the Staff, we strongly believe that this situation is significantly different from any adjustment that might normally be contemplated given that (i) we are proposing to eliminate gains and dividends on the Ziggo shares we own for purposes of testing the significance of Ziggo and (ii) the Ziggo gains and dividends that are included in our 2013 results are not at all representative of Ziggo’s operating results for the applicable period in 2013. On the other hand, the use of a denominator that reflects equity method accounting for our investment in Ziggo is

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representative of Ziggo’s operating results for the period and is therefore a more representative basis for measuring the significance of Ziggo to our operating results.
In order to further support our request for a waiver, we have provided additional data with respect to the significance of Ziggo to our company in Appendix A to the July 24, 2014 Letter.
It would be a significant and costly exercise for us to produce historical and pro forma statements in connection with the Ziggo transaction at this time. In addition, the fact that the Ziggo transaction is a cross-border tender offer that involves a Dutch offering memorandum that has already been approved by the Dutch regulatory authorities further complicates the situation. We believe we have exercised a high degree of diligence and care in our assessment of the significance of Ziggo and we strongly believe that Ziggo is not significant to our company.
We therefore respectfully request that the Staff waive the requirements of Rule 3-05 with respect to our pending acquisition of Ziggo. If the Staff determines that for any reason it should not grant our request, we would appreciate the opportunity to discuss the Staff’s concerns prior to any formal response being made to this letter.
If you have any questions with respect to the foregoing or require further information, please contact the undersigned at 303-220-6690 or Brian Zook at 303-220-6632.
Sincerely,

/s/ Leo Stegman
Leo Stegman
Managing Director, Accounting and Reporting

cc:    Liberty Global plc
Bernie Dvorak
Bryan Hall
Brian Zook
John Winter

Baker Botts LLP
    Robert Murray

KPMG LLP
Jason Waldron

    SEC
Kenya Gumbs
Robert Littlepage
Christina Chalk
Emily Drazan

         4

Appendix A
July 17, 2014
Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Kenya Gumbs, Staff Accountant

Re:    Liberty Global plc
Comments 13 and 14
Form S-4 (File No. 333-197059)

Ladies and Gentlemen:
We hereby electronically file on behalf of Liberty Global plc (“Liberty”), under the Securities Act of 1933, as amended, responses to comments 13 and 14 contained in your letter to Bryan H. Hall, Executive Vice President, Liberty Global plc, dated July 16, 2014 (the “SEC Letter”), regarding Liberty’s Registration Statement on Form S-4 (the Form S-4), originally filed June 27, 2014.
For your convenience, each of our responses below is preceded by the Staff’s comment in the SEC Letter being responded to.
Financial Statements, Omitted

13.	Comment: Please tell us why you have not provided updated financial information for Ziggo in accordance with the updating requirements under Rule 3-12 of Regulation S-X.
Response: We advise the Staff that the consolidated financial statements of Ziggo on June 4, 2014 under Form 10-K/A pursuant to the requirements of Rule 3-09 of Regulation S-X. As noted in the Form S-4, we began acquiring Ziggo shares in March 2013 and we eventually increased our ownership interest to 28.5% in July 2013, a level of ownership that provided us with significant influence over Ziggo. As we had elected the fair value option to account for our investment in Ziggo, changes in the fair value of our shares in Ziggo were reported in earnings. Pursuant to the guidance provided in Section 2435.2 of the Division of Corporation Finance Financial Reporting Manual (the “FRM”), we

determined that we should use the aggregate Ziggo fair value adjustments during 2013 as the numerator in the Rule 3-09 pre-tax income test. Due to the significant increase in the fair value of our investment in Ziggo during 2013, the pre-tax income test of Rule 3-09 was triggered. As a result, we were required to file the separate annual financial statements of Ziggo, a foreign business as contemplated by Rule 1-02 (l) of Regulation S-X, as a part of our Form 10-K/A on or before June 30, 2014.

Upon entering into our agreement to acquire Ziggo in February 2014, we separately performed the Rule 3-05 significance tests for Ziggo to assess the need to include historical and pro forma information regarding Ziggo in the Form S-4. The outcomes of the asset, investment and pre-tax income significance tests ranged from 8% to 17%, with the pre-tax income test at the high end of the range. As none of these tests exceeded 20%, and after taking into account the guidance included in Section 2200.5 of the FRM, we concluded that historical financial statements of Ziggo and pro forma financial statements of Liberty giving effect to the acquisition of Ziggo were not required to be included in the Form S-4. In this regard, since Ziggo is a non-reporting company and Liberty’s shareholders are not voting on the transaction, we are not otherwise required by the Form S-4 rules to include such historical and pro forma financial information in the S-4.
With regard to our approach to calculating significance under the Rule 3-05’s pre-tax income test, we followed the guidance in Section 2020.3 of the FRM that requires that we calculate significance based on the incremental 71.5% interest in Ziggo that we had agreed to acquire. In this regard, we measured the significance of 71.5% of Ziggo’s US GAAP pre-tax income for the year ended December 31, 2013 relative to the pre-tax income attributable to Liberty shareholders that was derived from our pro forma statement of operations for the year ended December 31, 2013, as filed on March 13, 2014 under Form 8-K. This pro forma statement of operations, which gave pro forma effect to our June 7, 2013 acquisition of Virgin Media Inc., was required to be filed in connection with a registration statement on Form S-3 that we filed on March 14, 2014. The registration statement on Form S-3 was filed to satisfy contractual requirements to register shares issued in connection with our acquisition of noncontrolling interests in our primary Chilean subsidiaries. As noted in Section 2025.3 of the FRM, the use of pro forma amounts for Rule 3-05 significance tests is permitted with respect to completed acquisitions for which historical and pro forma financial statements have previously been filed pursuant to the requirements of Rule 3-05 of Regulation S-X.

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The details of the calculation are as follows (amounts in millions, except percentages):

Numerator

Ziggo 2013 US GAAP pre-tax income	$256.0
Multiply by: proportionate interest acquired	71.5%

Numerator (A)	$183.0

Denominator

Liberty 2013 pro-forma pre-tax loss (absolute value)	$973.8
Adjustment for noncontrolling interests’ share of pre-tax results	89.6
Denominator (B)	$1,063.4

Significance (A)/(B)	17.2%

14.
Comment: Also tell us your basis for not including pro forma financial information related to the proposed acquisition. It appears that your pro forma information should give effect to the range of possible results based on acceptance level, pursuant to Rule 11-02(b)(8) of Regulation S-X.

Response: As noted in our response to the previous comment, we were not required to include pro forma financial information in the Form S-4 due to the fact that the significance tests outlined in Rule 3-05 were not triggered and the fact that we were not otherwise required by the Form S-4 rules to include such pro forma information.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at 303-220-6690 or Brian Zook at 303-220-6632.
Very truly yours,

/s/ Leo Stegman
Leo Stegman
Managing Director, Accounting and Reporting

cc:    Liberty Global plc
Bernie Dvorak
Bryan Hall
John Winter

Baker Botts LLP
    Robert Murray

KPMG LLP
Jason Waldron

    SEC
Larry Spirgel
Robert Littlepage
Christina Chalk
Emily Drazan

         4

Appendix B

July 24, 2014
Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:    Liberty Global plc
Additional SEC Comments
Form S-4 (File No. 333-197059)

Ladies and Gentlemen:
We hereby electronically file on behalf of Liberty Global plc (“Liberty”), under the Securities Act of 1933, as amended, responses to the additional comments contained in your letter to Bryan H. Hall, Executive Vice President, Liberty Global plc, dated July 23, 2014 (the “SEC Letter”), regarding Liberty’s Registration Statement on Form S-4, originally filed June 27, 2014.
For your convenience, each of our responses below is preceded by the Staff’s comment in the SEC Letter being responded to.
Omitted Financial Statements

1.
Comment: We note your response in comment 13, however, pursuant to Rule 3-05(b)(3) of S-X, pro forma financial information may only be used if a significant business acquisition was made subsequent to the latest fiscal year-end. Because the Virgin Media acquisition was completed on June 7, 2013, it does not appear appropriate to substitute pro forma financial statements giving effect to this acquisition for the most recent annual financial statements of Liberty Global in performing the significance tests. As such, please provide us with your consideration of significance based on Liberty Global’s most recent annual financial statements.

Response: As mentioned in today’s teleconference, we believe that the acquisition of Ziggo N.V. (“Ziggo”) is not significant to Liberty regardless of whether it is viewed from a pro forma or historical basis. With regard to the Staff’s comment on the use of a pro forma denominator, we read the guidance in Section 2025.3 of the Financial Reporting Manual (“FRM”) to permit the use of a pro forma denominator in our circumstances. In particular, we relied on the following language:
“If the acquisition is made after reporting a previous significant acquisition or disposition on Form 8-K or non-IPO registration statement that includes all information required by Form 8-K, the registrant may evaluate significance using registrant’s pro forma financial information rather than historical pre-acquisition financial statements.”

As stated in our response letter dated July 17, 2014 (the “Original Response Letter”), we measured the significance of 71.5% of Ziggo’s US GAAP pre-tax income for the year ended December 31, 2013 relative to the pre-tax income attributable to Liberty shareholders that was derived from our pro forma statement of operations for the year ended December 31, 2013, as filed on March 13, 2014 under Form 8-K. Details of this calculation, which resulted in a 17% significance level for Ziggo, are set forth in the Original Response Letter.
The aforementioned pro forma statement of operations, which gave pro forma effect to our June 7, 2013 acquisition of Virgin Media Inc. (“Virgin Media”), was required to be filed in connection with a registration statement on Form S-3 that we filed on March 14, 2014. The registration statement on Form S-3 was filed to satisfy contractual requirements to register shares issued in connection with our acquisition of noncontrolling interests in our primary Chilean subsidiaries. As such, we concluded that we were permitted to use pro forma amounts for Rule 3-05 significance tests because the Virgin Media acquisition qualified as a previous significant acquisition and because the pro forma statement of operations was required to be filed in connection with the filing of the Form S-3.
While we noted the language in Rule 3-05 of Regulation S-X (“Rule 3-05”) that the Staff references, we concluded that the interpretative guidance in Section 2025.3 of the FRM was included to clarify that pro forma denominators could be used in circumstances such as ours. We based this conclusion largely on the fact that the requirements mentioned in the above italicized language are already clearly stated within Rule 3-05 along with the requirement that the previous significant acquisition occur within the same fiscal year (the “Same Fiscal Year Requirement”). Given that the Same Fiscal Year Requirement was not reiterated in Section 2025.3 of the FRM and the other requirements were reiterated, we believe it is reasonable to conclude that Section 2025.3 of the FRM is intended to permit the use of a pro forma denominator with respect to completed acquisitions for which historical and pro forma financial statements were required to be filed pursuant to the requirements of Rule 3-05 of Regulation S-X, even when the acquisition occurs in the prior fiscal year.
This answer also makes sense to us from the perspective that we would be performing all three prongs of the Rule 3-05 significance tests using denominators that fully reflected the impact of the Virgin Media acquisition, which would not be the case if we used our historical statement of operations due to the fact that we did not acquire Virgin Media until June 7, 2013.
We believe our interpretation of Section 2025.3 of the FRM is not only reasonable, but also results in an answer that makes sense relative to other measures of significance.

If our historical pre-tax income is used as the basis for our pre-tax income denominator, we arrive at a 29% significance level for Ziggo. However, as mentioned in today’s teleconference, we believe there is a material anomaly in this calculation that arises from our use of the fair value method to account for our investment in Ziggo. As a result of the $661.3 million aggregate gain and dividend income that we recognized during 2013 as a result of the application of the fair value method to our investment in Ziggo shares, our pre-tax denominator was reduced by 52% from $1,277.4 million to $616.1 million. In other words, our pre-tax denominator was materially reduced by gains and dividends on the stock of the company that we are testing for significance.
In our view, this anomaly should be removed to arrive at a more representative significance level. For example, if we had used the equity method of accounting for our investment in Ziggo during 2013, the pre-tax income significance test would fall from 29% to 15%. The result of this adjusted pre-tax significance test is not only more consistent with the 7% result for the asset test and the 10% result for the investment test, but it is also consistent with the relative significance of Ziggo to our historical key performance indicators such as revenue, operating cash flow and subscribers, with the significance of Ziggo ranging from 10% to 13% of our corresponding revenue and operating cash flow for 2013 and our total subscribers as of December 31, 2013. It should also be noted that, if we adjusted for the aforementioned anomaly in our pro forma denominator, the pro forma pre-tax income significance of Ziggo would drop from 17% to 11%.
If the Staff does not accept our use of a pro forma denominator for our Rule 3-05 significance tests, we would request that the Staff waive the requirements of Rule 3-05 with respect to the Ziggo acquisition given the above described anomaly that gives rise to the “false positive” historical pre-tax income test of 29%. In order to further support our request for a waiver, we have provided additional data with respect to the significance of Ziggo to Liberty in Appendix A.
As we noted in today’s teleconference, it would be a significant and costly exercise for us to produce historical and pro forma statements in connection with the Ziggo transaction at this point in time. We believe we have exercised a high degree of diligence and care in our assessment of the significance of Ziggo and we strongly believe that our conclusion that Ziggo is not significant to Liberty is the right answer.

2.	Comment: Please tell us why you adjusted the denominator of your income test for noncontrolling interests’ share of pre-tax results.
Response: We advise the Staff that the adjustment for noncontrolling interests’ share of pre-tax results was made to exclude pre-tax amounts attributable to any noncontrolling interests. This adjustment was made pursuant to the requirements of Rule 1-02(w)(3), which states that the denominator should exclude amounts attributable to noncontrolling interests. We note that this adjustment increases the pre-tax loss attributable to Liberty shareholders due to the fact that the underlying subsidiaries with noncontrolling interests reported net income.

3.
Comment: We note from disclosures in your 10-K that you acquired your initial 28.5% interest in Ziggo between March and June of 2013, and reached an agreement on January 27, 2014 to acquire all of the shares of Ziggo that you did not already own. Please clarify for us whether the acquisitions were part of a single plan.

Response: Our first acquisition of Ziggo shares was made in March 2013, with additional acquisitions made in April and July 2013. Our acquisitions in March and April 2013 were initiated by motivated sellers who either approached us or made large blocks of shares available in the open market. These acquisitions resulted in our acquisition of an aggregate 19.77% ownership interest in Ziggo. At the time of these share acquisitions, we had no formal plan to acquire a controlling interest in Ziggo. It was not until the end of July 2013, after we had increased our ownership percentage from 19.77% to 28.5%, that our board of directors authorized management to approach Ziggo with a non-binding offer for the rest of Ziggo’s shares. Although it could be argued that the acquisition of the 8.73% interest at the end of July 2013 was part of a formal plan, we believe we were precluded from aggregating any Ziggo share acquisitions for purposes of Rule 3-05 significance tests due to the guidance in Section 2020.3 of the FRM, which clearly states that step acquisitions must be part of a “…single plan to be completed within a twelve month period…” in order to be aggregated. In this regard, given our then expectations with regard to the time it would take to negotiate a transaction and obtain the required regulatory approvals, we were comfortable that we would not be able to meet the aggregation criteria set forth in Section 2020.3 of the FRM. These expectations have proven to be true as we will not complete the acquisition by the end of Jule 2013, which represents the end of the twelve-month period with respect to any potential aggregation of the 8.73% and 71.5%.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at 303-220-6690 or Brian Zook at 303-220-6632.
Very truly yours,

/s/ Leo Stegman
Leo Stegman
Managing Director, Accounting and Reporting

cc:    Liberty Global plc
Bernie Dvorak
Bryan Hall
John Winter

Baker Botts LLP
    Robert Murray

KPMG LLP
Jason Waldron

    SEC
Kenya Gumbs
Robert Littlepage
Christina Chalk
Emily Drazan

Appendix A:
Significance test calculations for the year ended December 31, 2013 (in millions, except subscribers and net subscriber additions):

Metric	Numerator		Denominator		Significance
Asset test	$4,571.2	(a)	$66,692.0	(d)	6.8%
Investment test	$6,773.5	(b)	$66,692.0	(d)	10.2%
Income test - as reported	$183.1	(c)	$(616.1)	(e)	29.7%
Income test - equity method of accounting	$183.1	(c)	$(1,231.0)	(f)	14.9%
Income test - pro forma for full year of Virgin Media	$183.1	(c)	$(1,063.4)	(g)	17.2%

(a)	Represents 71.5% of Ziggo’s total assets as of December 31, 2013.

(b)
Represents the investment to acquire the incremental 71.5% of Ziggo’s shares based upon the offer price of (i) €11 in cash, (ii) 0.2282 Liberty Global Class A shares, and (iii) 0.5630 Liberty Global Class C shares for each outstanding Ziggo share. Liberty Global share prices are based upon the closing price on January 27, 2014, the date the merger protocol between Liberty Global and Ziggo was signed.

(c)	Represents 71.5% of Ziggo’s income before taxes for the year ended December 31, 2013.

(d)	Represents Liberty Global’s total assets as of December 31, 2013 after deducting assets of our discontinued operation of $752.3 million.

(e)	The denominator in our as reported income test was calculated as follows:

Income test (initial denominator)
Liberty Global loss before taxes from continuing operations	$(526.5)
Remove earnings attributable to NCI	(58.2)
Remove NCI share of income tax expense	(31.4)
Initial denominator		$(616.1)

(f)	The denominator used in our income test calculation presenting Ziggo as if it were calculated under the equity method of accounting was calculated as follows:

Adjustments to convert from fair value method to the equity method of accounting for the investment
Initial denominator	$(616.1)
Less: FV gain on Ziggo investment	(582.9)
Less: Dividend income on Ziggo investment	(78.4)
Add: Equity pick-up for Ziggo under equity method of accounting	46.4
Adjusted denominator		$(1,231.0)

(g)	The denominator used in our income test showing full-year pro forma results of our June 7, 2013 acquisition of Virgin Media was calculated as follows:

Adjustments to calculate the denominator using pro forma full year results including Virgin Media
Initial denominator	$(616.1)
Add: Pro forma loss for Virgin Media for January 1, 2013 through June 7, 2013	(447.3)
Adjusted denominator		$(1,063.4)

Additional metrics to consider (as of and for the year ended December 31, 2013):

Metric			Significance
Revenue - as reported	$1,489	$14,474	10.3%
Operating cash flow (OCF) - as reported	$827	$6,741	12.3%
Total subscribers - as reported	6,314,000	48,267,800	13.1%
Net subscriber additions - as reported	141,000	1,290,800	10.9%
Revenue - pro forma for full-year results of Virgin Media	$1,489	$17,239	8.6%
OCF - pro forma for full-year results of Virgin Media	$827	$7,882	10.5%

(h) Numerators represent 71.3% of the respective Ziggo amounts, except subscriber figures, which are 100% of the respective Ziggo amounts.

(i) Denominators represent historical amounts unless otherwise indicated.